Exhibit (d)(2)

FIFTH AMENDMENT TO

MONARCH CASINO & RESORT, INC.

1993 EMPLOYEE STOCK OPTION PLAN

This fifth amendment (“Fifth Amendment”) to the 1993 Employee Stock Option Plan (the “Plan”) of Monarch Casino & Resort Inc., a Nevada corporation (the “Company”), was adopted by the board of directors of the Company on March 20, 2007, and was approved by the Company’s stockholders at the Company’s annual meeting on May 22, 2007.

AMENDMENTS

Authorized Shares. The total number of shares of the Company’s common stock that may be granted as stock options pursuant to the Plan shall be increased from 1,00,000 shares to 1,500,000 shares through a restatement of Paragraph 4 of the Plan to reflect the following:

4. Stock Subject to the Plan.

The stock which is subject to Options granted pursuant to the Plan shall be shares of Common Stock. The aggregate number of shares of Common Stock available for grant under the Plan is 1,500,000, subject to adjustment pursuant to Section 13. Shares of Common Stock issued pursuant to the Plan may be either authorized but unissued shares or shares now or hereafter held in the treasury of the Company. If an Option expires, is surrendered or canceled, or is otherwise terminated prior to its exercise, the shares of Common Stock covered by such an Option immediately prior to such expiration, surrender, cancellation or other termination shall continue to be available for grant under the Plan.

CONFLICT BETWEEN THE FIFTH AMENDMENT AND THE PLAN

If there is a conflict between any of the provisions of this Fifth Amendment and any of the provisions of the Plan, the provisions of this Fifth Amendment shall control.

NO OTHER AMENDMENTS OR CHANGES

Except as expressly amended or modified by this Fifth Amendment, all of the terms and conditions of the Plan shall remain unchanged and in full force and effect.

GOVERNING LAW

This Fifth Amendment shall be governed by and construed in accordance with Nevada law.